

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2023

Daniel Burrows
Chief Executive Officer
Fidelis Insurance Holdings Limited
Waterloo House
100 Pitts Bay Road
Pembroke
Bermuda HM08

> **Re: Fidelis Insurance Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed April 14, 2023**
> **File No. 333-271270**

Dear Daniel Burrows:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Use of Proceeds, page 92

1. Please expand your disclosure in this section to describe in greater detail the specified purposes for which the net proceeds are intended to be used and, if material amounts of other funds will be necessary to accomplish the specified purposes, state the order of priority of the specified purposes of the net proceeds and provide an estimate of the amounts of such other funds and the sources thereof. If you have no specific plans for the proceeds, discuss the principal reasons for the offering.

Unaudited Pro Forma Condensed Combined Financial Information, page 102

2.   We note disclosure on page F-62 that following the consummation of the Separation Agreement, Fidelis MGU acquired approximately 9.9% of the common shares of the Group. Please revise to clarify whether, and if so where, this acquisition of shares by Fidelis MGU is included in the Separation transactions accounting adjustments and reflected in your pro forma financial statements.

3.   Refer to transaction accounting adjustment 4(a) and the corresponding explanation of the adjustment on page 106. Please tell us, and revise to explain, why the removal of assets of Fidelis MGU results in an increase in "premiums and other receivables" and "deferred policy acquisition costs."

4.   Please revise transaction accounting adjustment Note 4(b) and the corresponding explanation on page 106 to separately quantify the cash and cash equivalents attributable to Fidelis MGU and the amounts of various expenses related the Separation Transactions.

5.   Refer to Notes 4(e) and 4(g) on page 107 and Note 25 on page F-62. Please tell us, and revise your disclosure on page 107 to explain in more detail, how you determined the fair value of Fidelis FGU to be $1,775 million, resulting in a net gain on distribution of $1,638.1 million, and reference the accounting guidance relied upon in making this determination.

6.   Please revise Note 4(k) on page 107 to separately quantify each of the adjustments (i) through (iv) so a reader can better understand the individual components of the net decrease to general and administrative expenses.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown, Acting Legal Branch Chief, at 202-551-3859 with any other questions.

                                                      Sincerely,

                                                      Division of Corporation Finance
                                                      Office of Finance